Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Future Cardia, Inc.
910 Woodbridge Court
Safety Harbor, FL 34695
https://futurecardia.com/

Up to $4,999,999.25 in Common Stock at $2.95
Minimum Target Amount: $9,997.55

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Future Cardia, Inc.
Address: 910 Woodbridge Court, Safety Harbor, FL 34695
State of Incorporation: NV
Date Incorporated: May 09, 2019

Terms:

Equity

Offering Minimum: $9,997.55 | 3,389 shares of Common Stock
Offering Maximum: $4,999,999.25 | 1,694,915 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.95
Minimum Investment Amount (per investor): $265.50

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<p align="center">Investment Incentives & Bonuses*</p>

Loyalty Bonus | 10% Bonus Shares

Previous Investors in Future Cardia will receive additional 10% bonus shares.

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

 Invest within the first two weeks and receive 10% bonus shares

Amount-Based:

$1,000+ | Tier 1

Receive 5% bonus shares.

$2,500+ | Tier 2

Receive 7% bonus shares.

$5,000+ |Tier 3

Receive 10% bonus shares.

$10,000+ | Tier 4

Receive 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks

occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Future Cardia, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.95 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $295. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Future Cardia, Inc. ("Future Cardia" or the "Company") is developing a tiny, insertable cardiac device to monitor Heart Failure and reduce unnecessary hospitalizations. The device utilizes multi-sensors, remote monitoring technology, and cloud-based Artificial Intelligence for long-term comprehensive cardiac monitoring.

This is a simple 2-minute office procedure that does not require a follow-up, saving time for both patients and cardiologists. The device is inserted under the skin for improved accuracy and does not require invasive surgery that other implanted devices do.

Corporate History

Future Cardia, Inc. was initially established under the name Oracle Health, Inc. as a C-corp under Delaware laws on May 9, 2019. The Company changed its domicile from Delaware to Nevada on June 8, 2022, by forming a wholly owned subsidiary, Oracle Health, Inc. (the "Merger Sub"), on June 3, 2022, under Nevada laws and merging with and into the Merger Sub with the Merger Sub continuing as the surviving entity.

The Company subsequently changed its name to Future Cardia, Inc. on July 21, 2022.

Competitors and Industry

Competitors

CardioMems by Abbott (acq. for $455M) is the current gold standard in Heart Failure monitoring. This device requires a sensor implant inside the Heart in a cath lab procedure. Although accurate, this procedure is complex, expensive, and not for everyone.

Two notable companies in short term cardiac arrhythmia monitoring space are:

-iRhythm Technologies (NAS: IRTC. Market Cap $3.36B),

-Bardy Diagnostics (acquired for $375 in 2021)

Two notable companies in the Short Term Heart Failure monitoring space are:

-VitalConnect ($252M raised. $319M post valuation) and

-Sensible Medical ($47M raised, $129m Post valuation)

CardioMems is the gold standard in long-term Heart Failure monitoring. CardioMems was acquired by Abbott for $455m back in 2014. Three notable startups in this space are:

-Vectorius ($15M raised. $25m post valuation),

-EndoTronix ($130M raised. $110M post valuation)

-FIRE 1 ($78M raised. $85M post valuation)

Industry

Wearable and hand-held devices are also effective, however for the short term. Thus the majority of Heart Failure clinicians are not using this approach.

Patients with Heart Failure have weakened heart muscle. Whose job is to pump blood throughout the body. As the heart begins to fail, fluid slowly accumulates in the lungs, resulting in difficulty breathing and frequent hospitalizations.

Over 6M patients suffer from Heart Failure, at a cost of $21B just in Emergency Department visits and subsequent hospitalizations. Totaling over $40B in annual healthcare expenditures.

Cardiologists today lack good options for monitoring their heart failure patients at home. Future Cardia is developing an implanted remote cardiac monitor to address this problem. Designed to provide comprehensive data and analysis to doctors, Future Cardia also aims to build the largest collection of long-term cardiac data to improve the lives of patients.

-Detects early signs of cardiac problems before symptoms

-Pre-clinical testing with 25 heart failure patients

-Completed four animal testing

-Will start human trials in 2023

-World-renowned team of cardiologists, engineers, and scientists

-200 years of combined expertise in Heart Failure and implantable devices

Sources:
https://med.stanford.edu/news/all-news/2020/01/transitional-services-after-heart-failure-worth-cost.html
https://www.cdc.gov/heartdisease/heart_failure.htm
https://cardiovascularbusiness.com/topics/clinical/heart-failure/annual-heart-failure-costs-us-could-surpass-70b-2030#:~:text=The%20annual%20cost%20of%20caring,HF%20patients%20approaching%20%24160%20billio

Current Stage and Roadmap

Current Stage

Initially, Future Cardia will focus on the one million patients suffering from heart failure, who are in immediate need of remote monitoring solutions. Eventually, we hope to reach all six million Americans who suffer from heart failure. Future Cardia is currently in its pre-revenue stage of business development and focusing on R&D.

Roadmap

Future Cardia has a simple go-to-market plan. First, we will focus on two highest-volume regions, Texas and Florida. We expect Texas and Florida to generate $5.5 million within two years of launch. Each unit will retail for $5,300/unit with an established reimbursement of $7,600 (insurance coverage). With this business model, we anticipate that our first 5K implants will generate $26M in revenue within approximately 4 years with our initial human implants scheduled to begin in Q2 or Q3 of 2023.

Second, we plan to obtain the most comprehensive, long-term cardiac data to date as biomarkers for cardiology. This will allow Future Cardia to venture into predictions for cardiac events, and human longevity studies, for additional revenue opportunities.

The Team

Officers and Directors

Name: Jaeson Bang

Jaeson Bang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Founder, Secretary, Treasurer, and Director
  Dates of Service: May, 2019 - Present
  Responsibilities: Clinical, Technology, and overall business affairs and operations. Currently receives a salary for 2022 of $175K with no equity compensation.

Name: Lauren Iaslovits

Lauren Iaslovits's current primary role is with Meel Corp. Lauren Iaslovits currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October, 2021 - Present
  Responsibilities: Advisory role and contributes her time as required

Other business experience in the past three years:

- **Employer:** Meel Corp
  Title: CEO
  Dates of Service: January, 2014 - Present
  Responsibilities: Sales and Operation

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the REG CF common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the health and biotechnology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Future Cardia device. Delays or cost overruns in the development of our Future Cardia device and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Future Cardia was formed on May 6, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Future Cardia has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Future Cardia device is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, patents, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell products is dependent on outside government regulations such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell the product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We will rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The successful development of our products is uncertain

Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including: delays in product development, clinical testing, or manufacturing; unplanned expenditures in product development, clinical testing, or manufacturing; failure to receive regulatory approvals; inability to manufacture on our own, or through any others, products candidates on a commercial scale; failure to achieve market acceptance; and the emergence of superior or equivalent products. Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed

Our trademarks, patents and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and patents are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and patents could prevent us from enforcing them

Trademark, and patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or patent(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jaeson Bang	8,500,000	Common Stock	55.86%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Convertible Notes, Convertible Note, SAFES – Simple Agreements for Future Equity, SAFE , and Crowd Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,694,915 of Common Stock.

Common Stock

The amount of security authorized is 200,000,000 with a total of 15,215,543 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 1,115,000 shares to be issued pursuant to Equity Incentive Plan and Outside Plan stock options issued

The total amount outstanding includes 415,000 shares to be issued pursuant to stock options, reserved but unissued.

Dividend Rights. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Other Rights. Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Equity Incentive Plan

On February 1, 2020, our board of directors and our stockholders approved the Company's 2020 Equity Incentive Plan, or our 2020 plan. The 2020 plan is a stock-based compensation plan that provides for discretionary grants of stock options, stock awards and stock unit awards to key employees, non-employee directors and consultants. The purpose of our 2020 plan is to attract, motivate, and retain directors, employees, and others in a position to affect the financial and operational performance of our company and to recognize contributions made to our company by these persons and to provide them with additional incentive to achieve the objectives of our company. As of April 25th, 2023, the Company had granted an aggregate of 1,085,000 options under the 2020 plan. The following is a summary of our 2020 plan.

Administration. Our 2020 plan will be administered by our board of directors, unless we establish a committee of the board of directors for this purpose (we refer to the body administering our 2020 plan as the administrator). The administrator will have full authority to select the individuals who will receive awards under our 2020 plan, determine the form and amount of each of the awards to be granted and establish the terms and conditions of awards.

Number of Shares of Common Stock. The number of shares of the common stock that may be issued under our 2020 plan is 1,500,000. Shares issuable under our 2020 plan may be authorized but unissued shares or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under our 2020 plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under our 2020 plan. The number of shares of common stock issuable under our 2020 plan is subject to adjustment, in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of our company or any similar corporate transaction. In each case, the administrator has the discretion to make adjustments it deems necessary to preserve the intended benefits under our 2020 plan. No award granted under our 2020 plan may be transferred, except by will, the laws of descent and distribution.

Eligibility. All employees designated as key employees, including consultants, for purposes of our 2020 plan and all non-employee directors and advisors are eligible to receive awards under our 2020 plan.

Awards to Participants. The Plan provides for discretionary awards of stock options, stock awards and stock unit awards to participants. Each award made under our 2020 plan will be evidenced by a written award agreement specifying the terms and conditions of the award as determined by the administrator in its sole discretion, consistent with the terms of our 2020 plan.

Stock Options. The administrator has the discretion to grant non-qualified stock options or incentive stock options to participants and to set the terms and conditions applicable to the options, including the type of option, the number of shares subject to the option and the vesting schedule; provided that the exercise price of each stock option will be the fair market value (as defined in the 2020 Plan) of the common stock on the date on which the option is granted, except that the exercise price per share under a non-qualified stock option may be less than 100% of the fair market value of such shares on the date such option is granted provided that, and only if, the board of directors approves a lower price after consideration of the application of Section 409A of the internal revenue code, each option will expire no later than ten years from the date of grant and no dividend equivalents may be paid with respect to stock options. It is intended that stock options qualify as "performance-based compensation" under Section 162(m) of the internal revenue code and thus be fully deductible by us for federal income tax purposes, to the extent permitted by law.

In addition, an incentive stock option granted to a key employee is subject to the following rules: (i) the aggregate fair market value (determined at the time the option is granted) of the shares of common stock with respect to which incentive stock options are exercisable for the first time by a key employee during any calendar year (under all incentive stock option plans of our company and its subsidiaries) cannot exceed $100,000, and if this limitation is exceeded, that portion of the incentive stock option that does not exceed the applicable dollar limit will be an incentive stock option and the remainder will be a non-qualified stock option; (ii) if an incentive stock option is granted to a key employee who owns stock possessing more than 10% of the total combined voting power of all class of stock of our company, the exercise price of the incentive stock option will be 110% of the fair market value of the common stock on the date of grant and the incentive stock option will expire no later than five years from the date of grant; and (iii) no incentive stock option can be granted after ten years from the date our 2020 plan was adopted.

Stock Awards. The administrator has the discretion to grant stock awards to participants. Stock awards will consist of shares of common stock granted without any consideration from the participant or shares sold to the participant for appropriate consideration as determined by the Board. The number of shares awarded to each participant, and the restrictions, terms and conditions of the award, will be at the discretion of the administrator. Subject to the restrictions, a participant will be a shareholder with respect to the shares awarded to him or her and will have the rights of a shareholder with respect to the shares, including the right to vote the shares and receive dividends on the shares; provided that dividends otherwise payable on any performance-based stock award will be held by us and will be paid to the holder of the stock award only to the extent the restrictions on such stock award lapse, and the administrator in its discretion can accumulate and hold such amounts payable on any other stock awards until the restrictions on the stock award lapse.

Stock Units. The administrator has the discretion to grant stock unit awards to participants. Each stock unit entitles the participant to receive, on a specified date or event set forth in the award agreement, one share of common stock or cash equal to the fair market value of one share on such date or event, as provided in the award agreement. The number of stock units awarded to each participant, and the terms and conditions of the award, will be at the discretion of the administrator. Unless otherwise specified in the award agreement, a participant will not be a shareholder with respect to the stock units awarded to him prior to the date they are settled in shares of common stock. The award agreement may provide that until the restrictions on the stock units lapse, the participant will be paid an amount equal to the dividends that would have been paid had the stock units been actual shares; provided that dividend equivalents otherwise payable on any performance-based stock units will be held by us and paid only to the extent the restrictions lapse, and the administrator in its discretion can accumulate and hold such amounts payable on any other stock units until the restrictions on the stock units lapse.

Payment for Stock Options and Withholding Taxes. The administrator may make one or more of the following methods available for payment of any award, including the exercise price of a stock option, and for payment of the minimum required tax obligation associated with an award: (i) cash; (ii) cash received from a broker-dealer to whom the holder has submitted an exercise notice together with irrevocable instructions to deliver promptly to us the amount of sales proceeds from the sale of the shares subject to the award to pay the exercise price or withholding tax; (iii) by directing us to withhold shares of common stock otherwise issuable in connection with the award having a fair market value equal to the amount required to be withheld; and (iv) by delivery of previously acquired shares of common stock that are acceptable to the administrator and that have an aggregate fair market value on the date of exercise equal to the exercise price or withholding tax, or certification of ownership by attestation of such previously acquired shares.

Provisions Relating to a "Change in Control" of our Company. Notwithstanding any other provision of our 2020 plan or any award agreement, in the event of a "Change in Control" of our company, the administrator has the discretion to provide that all outstanding awards will become fully exercisable, all restrictions applicable to all awards will terminate or lapse, and performance goals applicable to any stock awards will be deemed satisfied at the highest target level. In addition, upon such Change in Control, the administrator has sole discretion to provide for the purchase of any outstanding stock option for cash equal to the difference between the exercise price and the then fair market value of the common stock subject to the option had the option been currently exercisable, make such adjustment to any award then outstanding as the administrator deems appropriate to reflect such Change in Control and cause any such award then outstanding to be assumed by the acquiring or surviving corporation after such Change in Control.

Effect of Termination of Employment; Company Repurchase Right. The right to exercise an option (to the extent that it is vested) following termination of a participant's employment or service with our company will expire thirty (30) days following the termination of employment or service, except

(i) to the extent any longer period is permitted under the rules of section 422 of the internal revenue code with respect to a participant's death or disability, and (ii) if a participant's employment or service with our company is terminated for cause, as that term is defined in our 2020 plan, then, immediately upon the termination of the participant's employment or service with us, all vested and unvested awards granted to participant shall be immediately forfeited and automatically terminate. With respect to an award of our restricted common stock, upon a death or disability, all of the shares of restricted common stock subject to an award shall become immediately vested. Upon the termination of a participant's employment or service with our company for any reason, we will have the right, but not the obligation, until the first anniversary of the termination of the participant's employment or service to repurchase some or all of the vested shares and/or the vested options from the participant, the participant's estate (in the case of the participant's death), or any permitted transferee of such vested shares and/or vested options. When exercising this right, we shall pay the participant an amount per share equal to the lesser of (i) the price per share paid by the participant for such shares and (ii) the lesser of the fair market value of the shares as of the date of termination of the participant's employment with us and the date we exercise the repurchase right.

Amendment of Award Agreements; Amendment and Termination of our 2020 plan; Term of our 2020 plan. The administrator may amend any award agreement at any time, provided that no amendment may adversely affect the right of any participant under any agreement in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or stock exchange rule.

The Board may terminate, suspend or amend our 2020 plan, in whole or in part, from time to time, without the approval of the shareholders, unless such approval is required by applicable law, regulation or stock exchange rule, and provided that no amendment may adversely affect the right of any participant under any outstanding award in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the shares are listed.

Notwithstanding the foregoing, neither our 2020 plan nor any outstanding award agreement can be amended in a way that results in the repricing of a stock option. Repricing is broadly defined to include reducing the exercise price of a stock option or cancelling a stock option in exchange for cash, other stock options with a lower exercise price or other stock awards. (This prohibition on repricing without shareholder approval does not apply in case of an equitable adjustment to the awards to reflect changes in the capital structure of our company or similar events.)

No awards may be granted under our 2020 plan on or after the tenth anniversary of the effective date of our 2020 plan.

Preferred Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Shares of preferred stock have not been designated or issued at this time.

Convertible Notes

The security will convert into Preferred stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $176,000.00

Maturity Date: June 30, 2024
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Prior to maturity, if the Company issues preferred equity securities in a transaction or series of related transactions resulting in aggregate gross proceeds to the Company of at least $5,000,000, excluding conversion of the notes or other convertible securities (a "Qualified Financing"), then the notes, and any accrued but unpaid interest thereon, will automatically convert at the lesser of (a) 80% of the per share price paid by the purchasers of such preferred equity securities in the Qualified Financing or (b) the price equal to the quotient of $20,000,000 divided by the aggregate number of outstanding shares of the Company's common stock prior to the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares reserved under any equity incentive plan of the Company and any equity incentive plan to be created in connection with the Qualified Financing but excluding conversion of the notes or other convertible securities issued for capital raising purposes), and (iv) at the option of the holder upon a liquidity event as such term is defined in the notes, the holder may elect to receive a cash payment of the principal and interest then outstanding under such notes, plus 200% of the principal of such notes or convert into shares of the Company's common stock, par value $0.00001 per share, at a valuation cap of $20,000,000.

Material Rights

There are no material rights associated with Convertible Notes.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: August 02, 2024
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Prior to maturity, if the Company issues preferred equity securities in a transaction or series of related transactions resulting in aggregate gross proceeds to the Company of at least $5,000,000, excluding conversion of the new notes or other convertible securities (a "Qualified Financing"), then the new note, and any accrued but unpaid interest thereon, will automatically convert at the lesser of (a) 80% of the per share price paid by the purchasers of such preferred equity securities in the Qualified Financing or (b) the price equal to the quotient of $20,000,000 divided by the aggregate number of outstanding shares of the Company's common stock prior to the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares reserved under any equity incentive plan of the Company and any equity incentive plan to be created in connection with the Qualified Financing but excluding conversion of the new note or other convertible securities issued for capital raising purposes), and (iv) at the option of the holder upon a liquidity event as such term is defined in the new note, the holder may elect to receive a cash payment of the principal and interest then outstanding under such new note, plus 200% of the principal of such new note or convert into shares of the Company's common stock, par value $0.00001 per share, at a valuation cap of $20,000,000.

Material Rights

There are no material rights associated with Convertible Note.

SAFES – Simple Agreements for Future Equity

The security will convert into Preferred stock and the terms of the SAFES – Simple Agreements for Future Equity are outlined below:

Amount outstanding: $120,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $1,666,666.00
Conversion Trigger: If we sell preferred stock in an equity financing to raise capital, the SAFEs will automatically convert into that number of shares of the class of preferred stock sold in the equity financing equal to the greater of (i) the purchased amount of the SAFEs divided by the lowest price paid for the preferred stock in the equity offering and (ii) the purchased amount of the SAFEs divided by a valuation cap of $1,666,666 divided by our fully diluted capitalization (including all shares reserved for issuance under our 2020 plan).

Material Rights

In the event of a liquidity event, that is, a change of control or a firm commitment underwritten initial public offering, before the SAFEs otherwise terminate, holders of the SAFES will be entitled to receive a portion of the proceeds of that liquidity event equal to the greater of (i) the purchase amount of the SAFEs and (ii) an amount that would be payable on the number of shares of our common stock equal to the purchase amount of the SAFEs divided by the $1,666,666 valuation cap divided by our fully diluted capitalization (including all shares reserved for issuance under our 2020 plan). In the event of our dissolution or the winding up of our company before the SAFEs otherwise terminate, the SAFE holders will automatically be entitled to receive, immediately prior to the consummation of the dissolution event, a portion of the proceeds of such dissolution event equal to the amount they would be entitled to under a liquidity event. In a liquidity or dissolution event, the SAFEs are treated as preferred stock and will be considered senior to our common stock. As a result of this structure, if we do not close an equity financing of preferred stock or there is never a liquidity event or a dissolution event, the SAFEs will never convert and will remain outstanding indefinitely.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $28,500.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $5,000,000.00
Conversion Trigger: If we sell preferred stock in an equity financing to raise capital, the SAFEs will automatically convert into that number of shares of the class of preferred stock sold in the equity financing equal to the greater of (i) the purchased amount of the SAFEs divided by the lowest price paid for the preferred stock in the equity offering and (ii) the purchased amount of the SAFEs divided by a valuation cap of $1,666,666 divided by our fully diluted capitalization (including all shares reserved for issuance under our 2020 plan).

Material Rights

In the event of a liquidity event, that is, a change of control or a firm commitment underwritten initial public offering, before the SAFEs otherwise terminate, holders of the SAFES will be entitled to receive a portion of the proceeds of that liquidity event equal to the greater of (i) the purchase amount of the SAFEs and (ii) an amount that would be payable on the number of shares of our common stock equal to the purchase amount of the SAFEs divided by the $1,666,666 valuation cap divided by our fully diluted capitalization (including all shares reserved for issuance under our 2020 plan). In the event of our dissolution or the winding up of our company before the SAFEs otherwise terminate, the SAFE holders will automatically be entitled to receive, immediately prior to the consummation of the dissolution event, a portion of the proceeds of such dissolution event equal to the amount they would be entitled to under a liquidity event. In a liquidity or dissolution event, the SAFEs are treated as preferred stock and will be considered senior to our common stock. As a result of this structure, if we do not close an equity financing of preferred stock or there is never a liquidity event or a dissolution event, the SAFEs will never convert and will remain outstanding indefinitely.

Crowd Notes

The security will convert into Preferred stock and the terms of the Crowd Notes are outlined below:

Amount outstanding: $269,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: On the closing of a qualified equity financing, that is, a financing in which we sell at least $1,000,000 of our preferred stock, the Crowd Notes will convert into shares of that preferred stock, subject to certain liquidation preference differences, on the earlier of (i) our election and (ii) the closing of a Corporate Transaction. As a result of this structure, if we do not elect to convert the Crowd Notes or there is never a closing of a Corporate Transaction, the Crowd Notes will never convert and will remain outstanding indefinitely.

Material Rights

Investors who purchased the first $25,000 of our Crowd Notes have a conversion price based on the lower of 80% of the price per share paid for our preferred stock in a qualified equity financing and the price per share based on a $4 million valuation cap, instead of a $5 million valuation cap applicable to later investors.

In the event of a Corporate Transaction, if the Corporate Transaction occurs prior to a qualified equity financing, the investor will receive the higher of (i) the quotient obtained by dividing the product of (1) the outstanding principal amount of the Crowd Note and our fully-diluted capitalization immediately prior to the closing of the Corporate Transaction by the (2) the applicable valuation cap, and (ii) two times the purchase price of the Crowd Note. If the Corporate Transaction occurs after a qualified equity financing, we will convert the Crowd Notes into the preferred stock offered in the qualified equity financing, pursuant to the terms of the Crowd Notes.

For purposes of our Crowd Notes, "Corporate Transaction" means: the closing of the sale, transfer or other disposition of all or substantially all of our assets; the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of equity interest of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the equity interest of our company or the surviving or acquiring entity); the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our company's securities), of our company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting interests of our company (or the surviving or acquiring entity); or an initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our company's securities immediately prior to such transaction.

The Crowd Notes are restricted securities and, as such, will not be freely tradable until one year from the initial purchase date. Each of the investors in this Crowd Note offering granted an irrevocable proxy to MicroVenture or one of its affiliates to vote the underlying securities that they will acquire if there is a conversion of the Crowd Notes on all matters coming before our shareholders for a vote.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $2,484,689.00
  Use of proceeds: Engineering, Research and Development, Business operation,
  Date: August 02, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $269,000.00
  Use of proceeds: Engineering, R&D, Business operation.
  Date: April 20, 2020
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** SAFE
  Final amount sold: $148,500.00
  Use of proceeds: Business Operation
  Date: May 06, 2019

Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $6,334,610.00
  Number of Securities Sold: 3,167,305
  Use of proceeds: Research and Development, Administrative and Corporate Expenses, and FDA Clearance and Patent Protection
  Date: June 30, 2022
  Offering exemption relied upon: Regulation A+

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2022 compared to year ended December 31, 2021</u>

Revenues

The Company has not realized revenue as of December 31, 2022, and 2021.

Cost of revenues

The Company has not realized revenue and the related cost of revenues as of December 31, 2022, and 2021.

Gross profit and gross margin

The Company has not realized revenue or gross profit as of December 31, 2022, and 2021.

Sales, general and administrative expenses

The Company had sales, general and administrative expenses of $776,504 and $542,240 as of December 31, 2022, and 2021, respectively. Sales, general and administrative expenses consisted primarily of stock-based compensation, salaries and wages, professional fees, advertising, capital raise fees, interest expenses, depreciation expense and general and administrative expenses.

Research and development expenses

The Company had research and development expenses of $2,190,067 and $1,180,838 as of December 31, 2022, and 2021, respectively. Research and development expenses consist primarily of services and costs related to the development of our insertable cardiac device.

Net loss

The Company had a net loss of $3,488,821 and $1,738,609 as of December 31, 2022, and 2021, respectively. The increase in net loss was primarily a result of increased research and development activities.

Historical results and cash flows:

The Company is currently in the research and development and initial production stage and pre-revenue.

We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the value of the Company is based on patient implants and patient data.

Past cash was primarily generated through equity investments.

Our goal is to successfully implant in patients in 2023.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 2023, the Company has capital resources available in the form of cash of $3.7M from prior fundraising efforts. And $412K in the form of SAFE agreements.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 27 months. This is based on a current monthly burn rate of $112K for expenses related to R&D, Clinical, and business operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 45 months. This is based on a current monthly burn rate of $112K for expenses related to

R&D, Clinical, and business operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital funding.

Indebtedness

- **Creditor:** Sand Hill Angels
  Amount Owed: $86,000.00
  Interest Rate: 6.0%
  Maturity Date: June 30, 2024
  Notes convert upon a Qualified Equity Financing or change of control. Upon conversion, the convertible notes payable will convert to common shares of the Company at the lesser of (i) eighty percent (80%) of the price per share paid by the other purchasers of Preferred Equity Securities in the Qualified Equity Financing and (ii) the price obtained by dividing $20,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Equity Financing.

- **Creditor:** Sixto Group
  Amount Owed: $90,000.00
  Interest Rate: 6.0%
  Maturity Date: June 30, 2024
  Notes convert upon a Qualified Equity Financing or change of control. Upon conversion, the convertible notes payable will convert to common shares of the Company at the lesser of (i) eighty percent (80%) of the price per share paid by the other purchasers of Preferred Equity Securities in the Qualified Equity Financing and (ii) the price obtained by dividing $20,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Equity Financing.

- **Creditor:** Jon and Joanne Rank
  Amount Owed: $100,000.00
  Interest Rate: 6.0%
  Maturity Date: August 02, 2024
  Notes convert upon a Qualified Equity Financing or change of control. Upon conversion, the convertible notes payable will convert to common shares of the Company at the lesser of (i) eighty percent (80%) of the price per share paid by the other purchasers of Preferred Equity Securities in the Qualified Equity Financing and (ii) the price obtained by dividing $20,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Equity Financing.

Related Party Transactions

- **Name of Entity:** Jaeson Bang
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Company was fully financed by Jaeson Bang in 2019. And partially in 2020. Thus unrealized losses were reduced to 0.
  Material Terms: 2019 - company expense of $5913 was reduced to zero. 2020: company expense of $25030 was reduced to zero.

- **Name of Entity:** Jaeson Bang
  Relationship to Company: Director
  Nature / amount of interest in the transaction: We licensed the intellectual property for our implantable heart failure monitoring device from our founder and CEO, Jaeson Bang, from September 21, 2020 to April 18, 2021. Under our license agreement with Mr. Bang dated September 21, 2020, we had a nonexclusive, nontransferable, royalty free, perpetual, worldwide, irrevocable and non-assignable license to commercially utilize the intellectual property relating to the implantable heart monitoring device to develop and commercialize the implantable heart monitoring device for human use during the license period. We had not paid Mr. Bang any royalties or other fees under this license agreement.
  Material Terms:

- **Name of Entity:** Jaeson Bang
  Relationship to Company: Director
  Nature / amount of interest in the transaction: On April 19, 2021, we entered into an assignment agreement with Mr. Bang, pursuant to which Mr. Bang transferred all of his right, title and interest in the intellectual property assets described by and embodied in the patent applications (62/853,899/ PCT/US20/35171) relating to the implantable heart monitoring device to our company for $100 in cash.
  Material Terms:

- **Name of Entity:** Jaeson Bang
  Relationship to Company: Director
  Nature / amount of interest in the transaction: On January 7, 2022, the Company entered into an executive employment agreement with Mr. Bang pursuant to which Mr. Bang is entitled to an annual base salary of $175,000. In 2022, Mr. Bang received a total cash compensation of $175,000 from the Company and did not receive any other compensation.
  Material Terms:

Valuation

Pre-Money Valuation: $40,112,855.10

Valuation Details:

We have reviewed several factors to determine its pre-money valuation, including but not limited to:

Product Demand

Implantable cardiac devices, such as Insertable cardiac monitors, pacemakers, and defibrillators have a high valuation due to their life-saving capabilities and the fact that they are widely used in the monitoring and treatment of long-term chronic heart conditions.

The technology used in these devices is constantly improving, making them more effective and efficient, which also contributes to their high valuation. The market for these devices is also expected to grow in the coming years, due to an aging population and an increase in the prevalence of heart disease.

Additionally, the technology used in these devices is extremely complex, making the barrier to entry difficult, which also contributes to their high valuation.

https://www.imap.com/media/publications/2021/03/Medical_Devices_Report_2020_revMar2021.pdf

https://www.ajmc.com/view/heart-failure-population-health-considerations

Market Opportunities

The market for these devices is also expected to grow in the coming years, due to an aging population and an increase in the prevalence of heart disease, as well as miniaturization of the device resulting in wider adoption.

The global implantable cardiac rhythm management device market size was valued at over $17 billion in 2021 and is projected to grow at 6.2% CAGR from 2022 to 2030.

https://www.grandviewresearch.com/industry-analysis/implantable-cardiac-rhythm-management-device-market

Comparable Competitors

Using recent valuations of similarly situated competitors in the implantable cardiac device industry as comparisons, we believe that our pre-money valuation reflects our prior funding rounds, product development, and business growth.

Capacity Bio:

-Capacity Bio is developing advanced mitophagy therapeutics and a development platform for the purpose of restoring mitochondrial quality control in disease.

-Raised over $19M in Seed funding as of 2023, giving a post-money valuation of $34.21M.

Miga Health:

-Miga Health is a digital health startup focusing on developing a consumer product for heart health.

-Completed Seed Round in 2022 raising $12M, giving a post-money valuation of $47M.

Link Immunotherapeutics:

-Link Immunotherapeutics develops therapies with a focus on known cancer targets and bispecific architectures.

-Completed Seed Round in 2022 raising over $14M, giving a post-money valuation of $29.2M.

Elite HRV:

-Elite HRV delivers real-time biomarker insights for stress, fitness, wellness, health, and productivity.

-Completed Seed Round in 2022 raising over $11M, giving a post-money valuation of $31.3M

Competitor funding data obtained from Pitchbook & publicly available Crunchbase company profiles

Recent Product Developments

Recent advances in Future Cardia's Device Performance include:

-4 implant animal testing at top universities

-Achieved 100% wireless connectivity

-Achieved 100% accuracy in heart rhythm detection

-Successful two-week chronic implant testing

Recent Business Developments

-World Renowned physicians from Harvard, Stanford, OSU, and Maastricht have recently joined our team.

-Pre-clinical testing with 26 heart failure patients

-Pre-clinical Lab Implants at Duke University

-Initial human implants scheduled to begin in Q2 or Q3 of 2023

-Our preliminary, go-to-market plan will focus on the two highest-volume regions, Texas and Florida, in which we expect to generate $5.5M in revenue within two years of product launch.

Conclusion

Based on our analysis of the above factors, we believe that the pre-money valuation of $40,112,855.10 is accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $276,000 in Convertible Notes, $269,000 in Crowd Notes, and $148,500 in Simple Agreements for Future Equity outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.55 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Deferred Fee*
  94.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $4,999,999.25, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *FDA Meetings*
  1.0%
  FDA Meetings

- *Patent Protection*
  3.0%
  Algorithm IP and HW IP.

- *GEN ONE Architecture*
  25.0%
  Systems Architecture, Cloud Solution, App Development, Machine Learning

- *Manufacturing*
  29.5%
  Resolution, El Micro Gen One Batteries

- *Animal Lab*
  4.0%
  Synchrony, Duke, and Harvard

- *Clinical Operations in EU*
  5.0%
  Meditrial

- *Operations*
  7.0%
  General Legal, Accounting, Business Travel, and General Operations.

- *Company Employment*
  20.0%
  CEO, Employee, and Consultant Comepnsation

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://futurecardia.com/ (https://futurecardia.com/progress).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/futurecardia

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Future Cardia, Inc.

[See attached]

Future Cardia Inc.

(a Nevada Corporation;
formerly known as Oracle
Health Inc.)

Audited Financial Statements

Period of January 1, 2022
through December 31, 2022

Audited by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Future Cardia Inc.

Table of Contents



Independent Auditor's Report

April 4, 2023
To: Board of Directors of Future Cardia Inc.
Attn: Jaeson Bang, CEO
Re: 2022 Financial Statement Audit – Future Cardia Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Future Cardia Inc. (formerly known as Oracle Health Inc.), which comprise the balance sheets as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Future Cardia Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Future Cardia Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Future Cardia Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Future Cardia Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Future Cardia Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
April 4, 2023

Future Cardia, Inc
(Formerly Known as Oracle Health, Inc.)
BALANCE SHEET
December 31, 2022
(Audited)

		2022
ASSETS		
Current Assets		
Cash and cash equivalents	$	3,737,737
Stock receivable		1,335
Prepaid expenses		2,265
Total Current Assets		**3,741,337**
Property and Equipment		
Computers and equipment		22,031
Accumulated Depreciation		(525)
Net Property and Equipment		**21,506**
Other Assets		
Intangibles, net		2,131
Total Other Assets		**2,131**
Total Assets	$	**3,764,974**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$	72,872
Accrued expenses		38,263
Accrued interest		7,945
Total Current Liabilities		**119,079**
Long-Term Liabilities		
Convertible notes payable		276,000
SAFE Agreements		412,106
Total Long-Term Liabilities		**688,106**
Total Liabilities		**807,185**
Stockholders' Equity		
Preferred Stock, $0.00001 par value; 50,000,000 shares authorized; 0 shares issued and outstanding		-
Common Stock, $0.00001 par value; 200,000,000 authorized; 13,638,659 shares issued and outstanding		136
Additional Paid in Capital		9,002,522
Retained Earnings/ (Accumulated Deficit)		(6,044,869)
Total Stockholders' Equity		**2,957,789**
Total Liabilities and Stockholders' Equity	$	**3,764,974**

The accompanying footnotes are an integral part of these financial statements.

Future Cardia, Inc
(Formerly Known as Oracle Health, Inc.)
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2022
(Audited)

	2022
Revenues	$ -
Operating Expenses	
Advertising and marketing	2,066
General and administrative	103,494
Salaries and wages	186,883
Research and development	2,190,067
Professional services	204,086
Stock-based compensation	279,450
Depreciation and amortization	525
Total Operating Expenses	**2,966,571**
Other Income	
Interest income	47,084
Interest expense	(61,154)
Capital raise fees	(508,180)
Total Other income (expense)	**(522,251)**
Net Income (Loss)	**$ (3,488,821)**

The accompanying footnotes are an integral part of these financial statements.

Future Cardia, Inc
(Formerly Known as Oracle Health, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2022
(Audited)

| | Common Stock | | Additional Paid in | Retained Earnings/ | Total Stockholders' |
	Shares	Value ($ par)	Capital	(Accumulated Deficit)	Equity
Balance as of December 31, 2021	**10,144,779**	$ **101**	$ **3,381,514**	$ **(2,556,048)**	$ **825,567**
Issuance of common stock	3,493,880	35	5,341,558	-	5,341,593
Vesting of stock options	-	-	279,450	-	279,450
Net loss	-	-	-	(3,488,821)	(3,488,821)
Balance as of December 31, 2022	**13,638,659**	$ **136**	$ **9,002,522**	$ **(6,044,869)**	$ **2,957,789**

The accompanying footnotes are an integral part of these financial statements.

Future Cardia, Inc
(Formerly Known as Oracle Health, Inc.)
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2022
(Audited)

	2022
Cash Flows from Operating Activities	
Net Income (Loss)	$ (3,488,821)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Accrued interest	(30,621)
Depreciation and amortization	525
Stock-based compensation	279,450
Changes in operating assets and liabilities:	
Stock receivable	(1,335)
Prepaids	(2,265)
Accounts payable	37,759
Accrued expenses	38,263
Net cash provided by (used in) operating activities	**(3,167,046)**
Cash Flows from Investing Activities	
Purchase of equipment	(22,031)
Purchase of intangibles	(2,131)
Net cash used in investing activities	**(24,162)**
Cash Flows from Financing Activities	
Issuance of convertible notes	1,401,000
Issuance of common stock	3,136,593
Net cash used in financing activities	**4,537,593**
Net change in cash and cash equivalents	**1,346,384**
Cash and cash equivalents at beginning of year	2,391,353
Cash and cash equivalents at end of year	**$ 3,737,737**
Supplemental information	
Interest paid	$ -
Income taxes paid	$ -

Noncash transactions
During 2022, the Company converted $2,205,000 of convertible notes into 1,971,354 shares of common stock. These transactions have been eliminated from the statement of cash flows.

The accompanying footnotes are an integral part of these financial statements.

Future Cardia, Inc.   FS - 9
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2022
(Audited)

NOTE 1 – NATURE OF OPERATIONS

Oracle Health, Inc (the "Company") was incorporated as a Delaware corporation, on May 9, 2019. The Company is a healthcare technology company that is developing a digital cardiac monitor. The Company's product will utilize certain proprietary research carried out by Jaeson Bang, its founder.

On June 3, 2022 Oracle Health, Inc of Delaware merged with Oracle Health Inc. of Nevada and operations continued under the Nevada entity.

On July 15, 2022 the Company changed its name to Future Cardia, Inc.

Throughout this report, the terms "our", "we", "us", and the "Company" refer to Future Cardia, Inc. (formerly known as Oracle Health, Inc.)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant estimates used in the preparation of the accompanying financial statements include the estimate of valuation of stock-based compensation, and valuation allowances against net deferred tax assets.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company maintains cash with Silicon Valley Bank (SVB). In March 2023, SVB experienced significant customer fund withdrawals resulting in a bank failure. In March 2023, the Company shifted $2,950,000 to Bank of America. As of the date of management's review, the Company has approximately $262,000 remaining in SVB.

Cash and Cash Equivalents

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2022
(Audited)

FS - 10

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheet.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is seven years.

Intangible Assets

Patents are amortized over the estimated economic useful life of 15 years. The Company's management regularly reviews the carrying value of these assets for impairment and decline in value. Management believes that no impairment exists with respect to these assets as of December 31, 2022.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022.

Revenue Recognition

Revenues are recognized when control of promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of the revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company is pre-revenue and has not received consideration for any future sales.

Advertising

The Company expenses advertising costs as they are incurred.

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2022
(Audited)

FS - 11

Research and Development Costs

Research and development costs are charged to expense when incurred.

Stock Based Compensation

The Company accounts for stock options issued to employes under ASC 718, Stock Compensation. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company recognizes stock-based compensation for all share-based payment awards made to employees based on the estimated fair values using the Black-Scholes option pricing model.

Non-employee stock-based compensation is accounted for based on the fair value of the related stock or options. The fair value of options to be granted are estimated on the date of each grant using the Black-Scholes option pricing model and amortized ratably over the option's vesting period, which approximates the service period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 718. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credit to additional paid-in capital.

Income Taxes

The Company accounts for income taxes in accordance with authoritative guidance. A requirement of the authoritative guidance is that deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax bases of assets and liabilities using the current enacted tax rate to be in effect when the taxes are actually paid or recovered.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are not recorded as a tax benefit or expense in the current year.

Management has analyzed all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are open for examination by taxing authorities. The Company has no tax examinations in progress.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

Simple Agreement for Future Equity (SAFE)

On May 6, 2019, the Company entered into a SAFE Agreement with our CEO for proceeds of $30,000 which was outstanding and reflected as a long-term liability as of December 31, 2022. See Note 5.

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2022
(Audited)

FS - 12

Employment Agreement

The Company entered into an employment agreement with its CEO on January 7, 2022, which includes an annual base salary of $175,000.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets consisted of the following as of December 31, 2022:

Patents	$	2,131
Less: accumulated amortization		(0)
Net Intangibles	$	2,131

Costs to renew or extend the term of intangible assets are capitalized as incurred and amortized over the revised useful life. Amortization expense for the year ended December 31, 2022 was $0. Future annual amortization expense is as follows:

Year Ending December 31,

2023	$	142
2024		142
2025		142
2026		142
2027		142
Thereafter		1,421
Total future amortization	$	2,131

NOTE 5 - NOTES PAYABLE

Convertible Notes Payable

On February 21, 2020, the Company issued a convertible promissory note in exchange for $100,000. The convertible note bears an interest rate of 5% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On November 12, 2020, the Company issued a convertible promissory note in exchange for $200,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On November 25, 2020, the Company issued a convertible promissory note in exchange for $50,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On August 23, 2021, the Company issued a convertible promissory note in exchange for $200,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On August 23, 2021, the Company issued a convertible promissory note in exchange for $530,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On January 28, 0222 the Company issued convertible promissory notes in exchange for $350,000. The convertible notes bear an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2022
(Audited)

FS - 13

On February 10, 2022, the Company issued a convertible promissory note in exchange for $100,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On May 4, 2022, the Company issued a convertible promissory note in exchange for $675,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On June 20, 2022, the above $2,205,000 of convertible promissory notes and $91,506 of accrued interest were converted into 1,971,354 shares of Common Stock.

On June 30, 2022, the Company issued convertible promissory notes in exchange for $176,000. The convertible notes bear an interest rate of 6% per annum and will mature in twenty-four months at which the principle and all accrued interest will be due.

On August 2, 2022, the Company issued a convertible promissory note in exchange for $100,000. The convertible note bears an interest rate of 6% per annum and will mature in twenty-four months at which the principle and all accrued interest will be due.

As of December 31, 2022, $276,000 of convertible promissory notes were outstanding, with accrued interest of $7,495.

The above outstanding convertible notes payable will convert under certain pre-defined condition such as a Qualified Equity Financing or Change of Control. Upon conversion, the convertible notes payable will convert to common shares of the Company at the lesser of (i) eighty percent (80%) of the price per share paid by the other purchasers of Next Round Securities in the Qualified Equity Financing and (ii) the price obtained by dividing $5,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Equity Financing.

SAFE Agreements

During the period from May 9, 2019 (inception) through December 31, 2020, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the bolder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Safe price (price per share equal to the valuation capitalization divided by the total capitalization of the Company); and (ii) the basis for any dividend rights, which will be based on the convcrsi-0n price. The number of shares issued to the holder is determined by either (I) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation capitalization (ranging from $1,666,666 and $5,000,000); or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to tl1e valuation cap divided by the total capitalization of the company immediately prior to an equity financing event Total capitalization of the company includes all shares of capital stock issued and -Outstanding and outstanding vested and unvested options as :if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion 10 their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event.

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2022
(Audited)

FS - 14

The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2022, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

The Company had $412,106 SAFE obligations outstanding as of December 31, 2022, which includes a SAFE obligation for $30,000 to our Chief Executive Officer, with valuation caps ranging from $1,666,666 and $5,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statements of operations. The Company has determined that the fair value at the date of issuance, and as of December 31, 2022, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2022.

NOTE 6 – STOCKHOLDERS' EQUITY

Preferred stock

As per our Amended and Restated Certificate of Articles of Incorporation dated October 22, 2020, we are authorized to issue up to 50,000,000 shares of preferred stock Our certificate of incorporation authorize our board of directors to issue these shares in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other right; that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire or of discouraging a third party from attempting to acquire, a majority of our outstanding, voting stock.

As of December 31, 2022, no shares of preferred stock had been issued.

Common stock

Under our Amended and Restated Certificate of Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of $0.00001 par value Common Stock. Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

During 2022 the Company offered for sale its common stock at $2.00 per share. The Company offered up to 2,355,221 shares for an aggregate maximum gross proceeds of $4,710,442 (the "2022 Offering"). On June 21, 2022, we closed the 2022 Offering in which we sold an aggregate of 1,522,526 shares of common stock for gross proceeds of approximately $3,045,000.

As of December 31, 2022, the number of common shares issued and outstanding was 13,638,659.

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2022
(Audited)

FS - 15

NOTE 7 - STOCK OPTIONS

In 2020, the Board of Directors adopted the 2020 Equity Incentive Plan ("the Plan"). The Plan provides for the grant of equity awards to employees and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of common stock. Up to 1,500,000 shares of common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises.

During 2022, the Company granted 350,000 stock options under the Plan to eight employees and three consultants. The granted options had an exercise price of $2.00 (the fair market value of our outstanding stock on the date of grant as determined by our sole director), expire in ten years, and ranged from 100% immediate vesting to vesting over a twenty-four month period. The total grant date fair value of options granted was $574,609.

The following is a summary of outstanding stock options issued as of December 31, 2022:

	Number of Options	Weighted Average Exercised Price		Weighted Average Remaining Life in Years
Outstanding, December 31, 2021	700,000	$	0.59	8.65
Granted	350,000		2.00	3.89
Exercised	-		-	-
Outstanding, December 31, 2022	1,050,000	$	1.06	6.41
Vested, December 31, 2022	867,500	$	1.06	6.41

	Total Options
Nonvested options	
Total non-vested options outstanding, beginning of year	-
Granted	350,000
Vested	(167,500)
Forfeited	
Total non-vested options outstanding, end of year	182,500
Options exercisable, end of year	867,500

Stock option expense for the year ended December 31, 2022 was $279,450. Unamortized stock compensation remains as of December 31, 2022, was $295,159.

The stock options were valued using the Black-Scholes pricing model as indicated below:

Expected life (years)	1.31-5.99
Risk-free interest rate	1.63-3.97
Expected volatility	176.58-177%
Annual dividend yield	0

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2022
(Audited)

FS - 16

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

NOTE 8 – INCOME TAXES

The ultimate realization of net deferred tax assets is dependent upon the generation of sufficient future taxable income in the applicable tax jurisdictions. In assessing the realizability of the deferred tax assets, the Company considered all positive and negative evidence available for all relevant jurisdictions and determined that it is more likely than not that all of the deferred tax assets will not be realized. The Company's cumulative losses since inception represent sufficient negative evidence to require a full valuation allowance in 2022. The Company will maintain a valuation allowance until sufficient positive evidence exists to support its reversal.

Deferred tax assets as of December 31, 2022, as summarized as follows:

Deferred tax assets:	
Net operating loss and tax credit carryforward	$ 1,485,000
Deferred tax liabilities:	
Depreciation and amortization	(21,506)
Less: Valuation allowance	(1,463,494)
Deferred tax assets, net	$ -

A reconciliation of the income tax rate to the Company's effective tax rate is as follows at December 31, 2022:

Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	3.5%
Allowance valuation	(24.5)%
Income tax provision	0 %

On December 31, 2022, the Company has federal net operating loss carryforwards of approximately $6,060,000. As a result of the 2017 Tax Cuts and Jobs Act, federal net operating losses generated for tax years starting after December 31, 2017, have an indefinite life.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space on a month-to-month basis. The monthly payments are approximately $500. Upon expiration the lease continued.

Legal

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Future Cardia, Inc.
(Formerly known as Oracle Health Inc.)
Notes to the Financial Statements
December 31, 2022
(Audited)

NOTE 10 – SUBSEQUENT EVENTS

Stock Option Awards

Through April 2023, the Company has issued an additional 65,000 in stock options awards.

Management's Evaluation

Management has evaluated subsequent events through April 4, 2023, the date on which the financial statements were available to be issued.

Independent Auditors' Report

Your Vision Our Focus



Independent Auditors' Report

To the shareholders of
Oracle Health, Inc.

We have audited the accompanying financial statements of Oracle Health, Inc. (the Company), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders' deficit and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and cash flows for the each of the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a incurred net losses from inception and has a working capital deficit all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Turner, Stone & Company, L.L.P.

Certified Public Accountants
Dallas, Texas
April 20, 2022


ORACLE HEALTH, INC.
BALANCE SHEETS


		December 31, 2021		December 31, 2020
Assets				
Current assets:				
Cash	$	2,391,353	$	328,368
Total current assets		2,391,353		328,368
Total Assets	$	2,391,353	$	328,368
Liabilities and stockholders' deficit				
Current Liabilities				
Accounts payable	$	35,114	$	142
Accrued interest		38,566		4,298
Total current liabilities		73,680		4,440
Long-term Liabilities				
Convertible notes payable		1,080,000		350,000
SAFE Agreements		412,106		412,106
Total Liabilities		1,565,786		766,546
Commitments and Contingencies (Note 7)				
Stockholders' Deficit				
Preferred stock, $0.00001 par value, 50,000,000 shares authorized, no shares issued and outstanding		-		-
Common stock, $0.00001 par value, 200,000,000 shares authorized, 10,144,779 and 8,500,000 shares issued and outstanding as of December 31, 2021 and 2020, respectively		101		85
Additional paid in capital		3,381,514		379,176
Accumulated deficit		(2,556,048)		(817,439)
Total Stockholders' Deficit		825,567		(438,178)
Total Liabilities and Stockholders' Deficit	$	2,391,353	$	328,368


The accompanying footnotes are an integral part of these financial statements

F-4

ORACLE HEALTH, INC.
STATEMENTS OF OPERATIONS


		For the Year Ended December 31, 2021		For the Year Ended December 31, 2020
Revenue	$	-	$	-
Operating expenses:				
Stock based compensation		28,396		379,176
Salaries and wages		150,000		120,000
Professional fees		222,691		114,265
Sales and marketing		52,672		12,948
General and administrative		88,481		30,925
Research and development		1,180,838		16,712
Total operating expenses		1,723,078		674,026
Operating loss		(1,723,078)		(674,026)
Other (expense):				
Interest expense		(34,268)		(4,298)
Unrealized loss on due from shareholder		(5,913)		(54,996)
Other income		24,650		6,000
Total other (expense)		(15,531)		(53,294)
Net loss	$	(1,738,609)	$	(727,320)
Per share information:				
Basic weighted average shares outstanding		8,973,726		8,500,000
Diluted weighted average shares outstanding		8,973,726		8,500,000
Net loss per share - basic and diluted	$	(0.19)	$	(0.09)

The accompanying footnotes are an integral part of these financial statements

F-5

ORACLE HEALTH, INC.
STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY
For the Years Ended December 31, 2021 and 2020

| | Common Stock | | Additional Paid In | Accumulated | |
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2020	8,500,000	$ 85	$ -	$ (90,119)	$ (90,034)
Vesting of stock options	-	-	379,176	-	379,176
Net loss	-	-	-	(727,320)	(727,320)
Balance, December 31, 2020	8,500,000	$ 85	$ 379,176	(817,439)	$ (438,178)

| | Common Stock | | Additional Paid In | Accumulated | |
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2021	8,500,000	$ 85	$ 379,176	$ (817,439)	$ (438,178)
Sale of common stock	1,644,779	16	2,973,942		2,973,958
Vesting of stock options	-	-	28,396	-	28,396
Net loss	-	-	-	(1,738,609)	(1,738,609)
Balance, December 31, 2021	10,144,779	$ 101	$ 3,381,514	$ (2,556,048)	$ 825,567

The accompanying footnotes are an integral part of these financial statements

F-6

ORACLE HEALTH, INC.
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Cash flows from operating activities:		
Net loss	$ (1,738,609)	$ (727,320)
Adjustment to reconcile net loss to net cash used in operating activities:		
Stock based compensation	28,396	379,176
Unrealized loss on due from shareholder	5,913	54,996
Change in operating assets and liabilities:		
Accounts payable	34,972	142
Accrued interest	34,268	4,298
Net cash used in operating activities	(1,635,060)	(288,708)
Cash flows from investing activities:		
Due from shareholder, net	(5,913)	(25,030)
Net cash used in investing activities	(5,913)	(25,030)
Cash flows from financing activities:		
Proceeds from sale of common stock	2,973,958	-
Proceeds from issuance of SAFE Agreements	-	292,106
Proceeds from issuance of convertible note payable	730,000	350,000
Net cash provided by financing activities	3,703,958	642,106
Net change in cash	2,062,985	328,368
Cash, beginning of period	328,368	-
Cash, end of year	$ 2,391,353	$ 328,368
Supplemental disclosure of cash flow information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

The accompanying footnotes are an integral part of these financial statements

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ORACLE HEALTH, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 – NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Oracle Health, Inc. (the "Company") was incorporated in Delaware on May 9, 2019. The Company is a healthcare technology company that is developing a digital cardiac monitor. The Company's products will exploit certain proprietary research carried out by Jaeson Bang, its founder.

Throughout this report, the terms "our," "we," "us," and the "Company" refer to Oracle Health, Inc.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates made in connection with the accompanying financial statements include the estimate of valuation of stock-based compensation, and valuation allowances against net deferred tax assets.

Financial Instruments

Our financial instruments consist of cash, accounts payable, SAFE agreements and convertible notes. The carrying values of these instruments approximate fair value due to the short-term maturities of these instruments.

Fair Value Measurements

Financial Accounting Standards Board ("FASB") *ASC Topic 820, Fair Value Measurements and Disclosures* ("ASC 820"), provides a comprehensive framework for measuring fair value and expands disclosures which are required about fair value measurements. Specifically, ASC 820 sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. ASC 820 defines the hierarchy as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted prices.

Level 2 - Pricing inputs are other than quoted prices in active markets but are either directly or indirectly observable as of the reported date. The types of assets and liabilities in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using highly observable inputs.

Level 3 - Significant inputs to pricing that are unobservable as of the reporting date. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as complex and subjective models and forecasts used to determine the fair value of financial transmission rights.

The Company's financial instruments consist of cash, accounts payable and convertible notes. The estimated fair value of these financial instruments approximates their carrying amounts due to the short-term nature of these instruments.

Certain non-financial assets are measured at fair value on a nonrecurring basis. Accordingly, these assets are not measured and adjusted to fair value on an ongoing basis but are subject to periodic impairment tests. These items primarily include long-lived assets and other intangible assets.

Cash and Cash Equivalents

Cash include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Property and Equipment

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Rent

The Company is party to a non-cancellable lease agreement for office space which commenced in January 2020 and had a term of eleven months. The Company is currently on a month-to-month basis with this lease agreement at $515 per month.

Advertising

The Company records advertising expenses in the period incurred.

Research & Development

The Company records research & development expenses in the period incurred.

Stock Compensation

The Company accounts for stock options issued to employees under ASC *718 Stock Compensation*. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company recognizes stock-based compensation for all share-based payment awards made to employees based on the estimated fair values, using the Black-Scholes option pricing model.

Non-employee stock-based compensation is accounted for based on the fair value of the related stock or options. The fair value of options to be granted are estimated on the date of each grant using the Black-Scholes option pricing model and amortized ratably over the option's vesting periods, which approximates the service period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 718. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Loss Per Share

We calculate net loss per share in accordance with ASC Topic 260, *Earnings per Share*. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, and diluted earnings per share is computed by including common stock equivalents outstanding for the period in the denominator. For the years ended December 31, 2021 and 2020, any equivalents would have been anti-dilutive as we had a loss for the periods then ended. For the years ended December 31, 2021 and 2020, the following number of potentially dilutive shares have been excluded from diluted net income (loss) since such inclusion would be anti-dilutive:

| | Years Ended December 31, | |
	2021	2020
Stock options outstanding	700,000	651,000
Total	700,000	651,000

Income Taxes

Income taxes are provided based upon the liability method of accounting pursuant to the *ASC Topic 740 Income Taxes*. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against the deferred tax asset if management does not believe the Company has met the "more likely than not" standard to allow recognition of such an asset.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued that we adopt as of the specified effective date. We believe that the impact of recently issued standards that are not yet effective may have an impact on our results of operations and financial position.

NOTE 2 – GOING CONCERN AND MANAGEMENT'S LIQUIDITY PLANS

As of December 31, 2021, the Company had an accumulated deficit of $2,556,048 and working capital of $2,317,673. During the year ended December 31, 2021, the Company used cash in operating activities of $1,635,060. As of December 31, 2021, the Company had cash of $2,391,353. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company recognizes it will need to raise additional capital in order to fund operations and meet its payment obligations. There is no assurance that additional financing will be available when needed or that management will be able to obtain financing on terms acceptable to the Company and whether the Company will generate revenues, become profitable and generate positive operating cash flow. If the Company is unable to raise sufficient additional funds on favorable terms, it will have to develop and implement a plan to further extend payables and to raise capital through the issuance of debt or equity on less favorable terms until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful.

Accordingly, the accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily represent realizable or settlement values. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 – RELATED PARTY TRANSACTIONS

Due from Shareholder

Our founding shareholder, who is also our CEO, periodically receives advances and reimbursements from the Company for expenses incurred on behalf of the Company. The total net advances due from our founding shareholder as of December 31, 2021 and December 31, 2020 were $5,913 and $25,030, respectively.

The Company recorded a full valuation allowance against the due from shareholder as of December 31, 2021, recording an unrealized loss on due from shareholder of $5,913 and reducing the net balance due of $5,913 to $0. Additionally, the Company recorded a full valuation allowance against the due from shareholder as of December 31, 2020, recording an unrealized loss on due from shareholder of $54,996 and reducing the net balance due of $54,996 to $0. Our founding shareholder does not anticipate taking additional advances in the future.

SAFE Agreement

On May 6, 2019, the Company entered into a SAFE Agreement with our CEO for proceeds of $30,000 which was outstanding and reflected as a long-term liability as of December 31, 2021 and 2020 (see Note 4).

Employment Agreement

The Company entered into an informal employment agreement with its CEO on January 1, 2020, which includes an annual base salary of $120,000. On January 30, 2021, the board of directors approved a formal Employment Agreement which was executed on February 1, 2021, which increased his base annual salary to $150,000 effective January 1, 2021.

NOTE 4 – NOTES PAYABLE

Convertible Notes Payable

On February 21, 2020, the Company issued a convertible promissory note in exchange for $100,000. The convertible note bears an interest rate of 5% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On November 12, 2020, the Company issued a convertible promissory note in exchange for $200,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On November 25, 2020, the Company issued a convertible promissory note in exchange for $50,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On August 23, 2021, the Company issued a convertible promissory note in exchange for $200,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On August 23, 2021, the Company issued a convertible promissory note in exchange for $530,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

The above convertible notes payable will convert under certain pre-defined condition such as a Qualified Equity Financing or Change of Control. Upon conversion, the convertible notes payable will convert to common shares of the Company at the lesser of (i) eighty percent (80%) of the price per share paid by the other purchasers of Next Round Securities in the Qualified Equity Financing and (ii) the price obtained by dividing $5,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Equity Financing.

The Company accrued $38,566 and $4,298 in interest associated with these convertible notes payable as of December 31, 2021 and 2020, respectively.

SAFE Agreements

During the period from May 9, 2019 (inception) through December 31, 2020, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Safe price (price per share equal to the valuation capitalization divided by the total capitalization of the Company); and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation capitalization (ranging from $1,666,666 and $5,000,000); or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2021, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

The Company had $412,106 and $412,106 of SAFE obligations outstanding as of December 31, 2021 and 2020, respectively, which includes a SAFE obligation for $30,000 to our Chief Executive Officer, with valuation caps ranging from $1,666,666 and $5,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statements of operations. The Company has determined that the fair value at the date of issuance, and as of December 31, 2021 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2021.

CARES Act and Grant

In 2020, the Company received an Economic Injury Disaster Loan Advance under the Paycheck Protection Program provision of the CARES Act. The advance does not have to be repaid and bears no interest. The Company received $4,650 and $4,000 from this program during the years ended December 31, 2021 and 2020, respectively, which is included as other income on the statement of operations.

The Company also received a local city grant of $2,000 in July 2020.

NOTE 5 – STOCKHOLDERS' DEFICIT

Preferred stock

As per our Amended and Restated Certificate of Articles of Incorporation dated October 22, 2020, we are authorized to issue up to 50,000,000 shares of preferred stock. Our certificate of incorporation authorize our board of directors to issue these shares in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Common stock

Under our Amended and Restated Certificate of Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of $0.00001 par value Common Stock. Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

On May 9, 2019, the Company issued 8,500,000 common shares to its founder at an aggregate price of $85.

On April 28, 2021, the Company received the initial proceeds from the sale of its common stock at $2.00 per share under the Offering Circular of the Company dated January 13, 2021, relating to the Company's public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company offered up to 4,000,000 shares of common stock at an offering price of $2.00 per share for aggregate maximum gross proceeds of $8,000,000 (the "Offering"). On August 25, 2021, we closed the Offering in which we sold an aggregate of 1,644,779 shares of common stock for gross proceeds of approximately $3,300,000, or net proceeds of $2,973,958.

As of December 31, 2021 and December 31, 2020, the number of common shares issued and outstanding was 10,144,779 and 8,500,000, respectively.

NOTE 6 – STOCK OPTIONS

In 2020, the Board of Directors adopted the 2020 Equity Incentive Plan ("the Plan"). The Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of common stock. Up to 1,500,000 shares of common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

During 2020, the Company granted 700,000 stock options under the Plan to seven of our advisors. The granted options had an exercise price of $0.59 (the fair market value of our outstanding stock on the date of grant as determined by our sole director), expire in ten years, and ranged from 100% immediate vesting to vesting over a four-year period.

The total grant date fair value of options granted was $407,573.

The following is a summary of outstanding stock options issued as of December 31, 2021:

	Number of Options	Exercise Price per Share	Average Remaining Term in Years
Outstanding, December 31, 2020	700,000	$ 0.59	9.15

Granted		-	-	-
Exercised		-	-	-
Outstanding, December 31, 2021	700,000	$	0.59	8.65
Vested and expected to vest, December 31, 2021	700,000	$	0.59	8.65
Exercisable, December 31, 2021	700,000	$	0.59	8.65

Stock option expense for the years ended December 31, 2021 and 2020 was $28,396 and $379,176, respectively. No unamortized stock compensation remains as of December 31, 2021.

The stock options were valued using the Black-Scholes pricing model as indicated below:

Expected life (years)	5.19
Risk-free interest rate	1.37%
Expected volatility	217%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is party to a non-cancellable operating lease agreement for office space. The lease commenced in January 2020 with a term of eleven months at $500 per month and is currently on a month-to-month basis at $515 per month beginning January 2021.

On January 8, 2021, the Company paid $100,000 pursuant to a development agreement with a consultant dated January 5, 2021. The agreement includes design work by the consultant over the following 18 months at a total cost of approximately $2 million to deliver an implantable device suitable for patients under FDA guidelines.

NOTE 8 – INCOME TAXES

The Company accounts for income taxes under ASC 740 – Income Taxes ("ASC 740"), which provides for an asset and liability approach of accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributed to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts calculated for income tax purposes.

Significant components of the Company's deferred tax assets as of December 31, 2021 and 2020 are summarized below.

	2021		2020	
Deferred tax assets:				
Net operating loss carryforwards	$	618,000	$	96,000
Total deferred tax asset		618,000		96,000
Valuation allowance		(618,000)		(96,000)
	$	-	$	-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance of $618,000 and $96,000 required as of December 31, 2021 and 2020, respectively, as the Company has no history of generating taxable income. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

A reconciliation of the federal income tax rate to the Company's effective tax rate is as follows at December 31, 2021 and 2020:

	2021	2020
Statutory federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	3.5%	3.5%
Change in valuation allowance	(24.5)%	(24.5)%
Income tax provision	—%	—%

As of December 31, 2021, the Company has approximately $2.5 million of U.S. federal and state net operating loss carryovers, which do not expire.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions and is subject to examination by the various taxing authorities.

The Company is subject to franchise tax filing requirements in the State of Delaware and accrued approximately $23,500 for such tax liability as of December 31, 2021.

NOTE 9 – SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before the date that the financial statements were available to be issued. Based on this evaluation, other than below, no additional material events were identified which require adjustment or disclosure in the financial statements.

On February 17, 2022, the Company amended the Company's current Amended and Restated Certificate of Incorporation to reduce the total number of shares of common stock that the Company is authorized to issue from 200,000,000 to 50,000,000 shares and the total number of shares of preferred stock that the Company is authorized to issue from 50,000,000 to 10,000,000 shares.

On January 28, 2022, we issued two convertible notes to two investors in the principal amount of $150,000 and $200,000, respectively. On February 10, 2022, we issued one convertible note to one investor in the principal amount of $100,000. These new notes have the same terms as the previous Notes except that they have a valuation cap of $20,000,000 instead of $5,000,000 (see Note 4).

ITEM 8. EXHIBITS

Exhibit No.	Description
1.1	Listing Agreement, dated January 7, 2021, between OpenDeal Broker LLC and Oracle Health, Inc. (incorporated by reference to Exhibit 6.8 to Amendment No. 3 to the Offering Statement on Form 1-A/A filed on January 12, 2021)
1.2	Posting Agreement dated June 25, 2021 between the Company and StartEngine Primary, LLC (incorporated by reference to Exhibit 6.1 to a Current Report on Form 1-U filed on December 20, 2021)
2.1	Amended and Restated Certificate of Incorporation of Oracle Health, Inc. (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on October 29, 2020)
2.2*	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Oracle Health, Inc.
2.3	Amended and Restated Bylaws of Oracle Health, Inc. (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on October 29, 2020)
3.1	Form of Simple Agreement for Future Equity (SAFE) (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on October 29, 2020)
3.2	Form of Convertible Note (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on October 29, 2020)
3.3	Form of Crowd Note (incorporated by reference to Exhibit 3.3 to the Offering Statement on Form 1-A filed on October 29, 2020)
3.4	Oracle Health, Inc. Equity Incentive Plan (incorporated by reference to Exhibit 15.1 to a Semiannual Report on Form 1-SA filed on September 28, 2021)
4.1	Form of Subscription Agreement for the Regulation A Offering (incorporated by reference to Exhibit 4.1 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.1	Patent Assignment Agreement, dated April 19, 2021, between Jaeson Bang and Oracle Health, Inc. (incorporated by reference to Exhibit 6.4 to the semiannual report on Form 1-SA filed on September 28, 2021)
6.2	License Agreement, dated November 18, 2019, between Oracle Health, Inc. and Texas Medical Center (i.e., Johnson & Johnson Innovation LLC (JLABS) License Agreement) (incorporated by reference to Exhibit 6.4 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.3	Research Collaboration Agreement dated September 21, 2019, between Oracle Health, Inc. and Maastricht University (incorporated by reference to Exhibit 6.5 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.4	Agreement between Tampa By Wave and Oracle Health, Inc. dated April 27, 2020 (incorporated by reference to Exhibit 6.6 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.5	TMCx Accelerator Program Participation Agreement, dated October 5, 2020 (incorporated by reference to Exhibit 6.9 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.6	Executive Employment Agreement dated February 1, 2021 between Oracle Health, Inc. and Jaeson Bang (incorporated by reference to Exhibit 6.10 to a Semiannual Report on Form 1-SA filed on September 28, 2021)
6.7*	Executive Employment Agreement dated January 7, 2022 between Oracle Health, Inc. and Jaeson Bang
6.8	Services Agreement dated June 29, 2021 between the Company and StartEngine Crowdfunding, Inc. (incorporated by reference to Exhibit 6.2 to a Current Report on Form 1-U filed on December 20, 2021)
6.9	Credit Card Services Agreement dated June 29, 2021 between the Company and StartEngine Crowdfunding, Inc. (incorporated by reference to Exhibit 6.3 to a Current Report on Form 1-U filed on December 20, 2021)
6.10	Form of Stock Option Agreement (Oracle Health, Inc. Equity Incentive Plan) (incorporated by reference to Exhibit 15.2 to a Semiannual Report on Form 1-SA filed on September 28, 2021)
8.1	Escrow Services Agreement, dated January 11, 2021, between Prime Trust LLC and Oracle Health, Inc. (incorporated by reference to Exhibit 8.1 to Amendment No. 4 to the Offering Statement on Form 1-A/A filed on January 12, 2021)
8.2	Escrow Services Agreement dated November 30, 2021 among the Company, Prime Trust, LLC and StartEngine Primary, LLC. (incorporated by reference to Exhibit 8.1 to a Current Report on Form 1-U filed on December 20, 2021)

*   Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2022   **Oracle Health, INC.**

/s/ Jaeson Bang
Name: Jaeson Bang
Title: Chief Executive Officer

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

403 Forbidden

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

https://replay.dropbox.com/share/07eRAgUsI019m6WY

Hello, My name is Jae Bang with Future Cardia.

After 2 years of intense research and development, we have developed a tiny insertable cardiac monitor for heart failure using remote monitoring technology.

We are a team of physicians, scientists, engineers, and entrepreneurs with over 200 years of combined expertise in Implantable Cardiac Devices development and Cardiology.

Heart Failure is a chronic condition that leads to serious breathing problems. Patients with heart failure have a weakened heart muscle, whose job is to pump blood throughout the body.

As that pump begins to fail, fluid slowly accumulates in the lungs, resulting in difficulty breathing and frequent hospitalizations.

And this is a huge problem for over 6 million patients suffering from Heart Failure... and for their cardiologists as well because they are stuck between false alarms and real emergencies.

Imagine the anxiety of not knowing when you are going to have a serious breathing problem.

Because there are few viable monitoring solutions, patients are often referred to emergency rooms and subsequent hospitalizations, even if what they are experiencing is a false alarm.

This results in huge inconvenience and cost to the patients and our healthcare system.

Wearable devices are out there; however, in our opinion, they suffer from low accuracy, poor compliance, and lack of data... That's why we believe that they are not suitable for long-term monitoring.

Invasive heart procedure devices, on the other hand, are accurate. But, they are expensive, complex, and not for everyone.

As such, our solution is a simple insertable cardiac monitor. We utilize a commonly used under-the-skin procedure. We intend for this to be a 2-minute office procedure- a small incision, slid under the skin, covered with a Band-Aid- that's it. No follow-up needed.

Our device is equipped with an acoustic sensor to listen to heart and lung sounds.

There is an ECG for Heart Rhythms, and an activity sensor for comprehensive long-term cardiac monitoring, as heart sounds and ECGs are key to assessing Heart Failure.

And this is really important for the patients. Because they don't need to do anything.

All the data is securely sent to their phones and to the cloud-based AI for Cardiologists to remotely monitor Heart Failure.

And we believe we have a huge advantage, because following human clinical trials, our product is eligible to fall under a short 12 months regulatory process called '510K.'

Upon receiving 510K clearance, we anticipate that our products will be covered by insurance. Very few can claim that.

In contrast to what's out there, Future Cardia brings a full suite of solutions with A Simple Procedure, Accuracy, and High Compliance using multi-sensor remote technology.

There is a $5.3B Total addressable market for heart failure patients.

We have a strong engineering team that built this device and it is now ready to be implanted in human trials.

We intend to sell our product for $5,300 per unit with existing reimbursement, backed by extensive clinical evidence.

We have made huge progress in two years! Multiple patents have been filed, 4 successful lab implants at leading medical institutions have occurred, and most importantly, we believe that we are on schedule to implant in patients by 2023.

We built a competitive device to take on a $5.3B market with very few currently existing players.

Our mission is to improve a long-term monitoring solution for heart failure patients, reduce unnecessary hospitalizations and costs, and improve the quality of life for our patients.

My name is Jae Bang. We are Future Cardia.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Filed in the Office of	Business Number E23670452022-4
Barbara K. Cegavske	Filing Number 20222557718
Secretary of State State Of Nevada	Filed On 8/18/2022 12:51:00 PM
	Number of Pages 3



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity Information:

Name of entity as on file with the Nevada Secretary of State:

Future Cardia, Inc.

Entity or Nevada Business Identification Number (NVID): NV20222467184

2. Restated or Amended and Restated Articles: (Select one)

(If amending and restating only, complete section 1,2 3, 5 and 6)

Certificate to Accompany Restated Articles or Amended and Restated Articles

Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on:

The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

Amended and Restated Articles

* Restated or Amended and Restated Articles must be included with this filing type.

3. Type of Amendment Filing Being Completed: (Select only one box)

(If amending, complete section 1, 3, 5 and 6.)

Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock)

The undersigned declare that they constitute at least two-thirds of the following:

(Check only one box) incorporators board of directors

The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued

x Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 70.2%

Officer's Statement (foreign qualified entities only) -

Name in home state, if using a modified name in Nevada:

Jurisdiction of formation:

Changes to takes the following effect:

The entity name has been amended.

The purpose of the entity has been amended.

The authorized shares have been amended.

Other: (specify changes)

Dissolution

Merger

Conversion

* Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.

Page 1 of 2
Revised: 1/1/2019



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective Date and Time: (Optional)	Date: Time: (must not be later than 90 days after the certificate is filed)
5. Information Being Changed: (Domestic corporations only)	Changes to takes the following effect: The entity name has been amended. The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) The purpose of the entity has been amended. x The authorized shares have been amended. The directors, managers or general partners have been amended. IRS tax language has been added. Articles have been added. Articles have been deleted. Other. The articles have been amended as follows: (provide article numbers, if available) See amendment to Article 8 on the attached page. (attach additional page(s) if necessary)
6. Signature: (Required)	X _____ President Signature of Officer or Authorized Signer Title X _____ Signature of Officer or Authorized Signer Title *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

ARTICLE 8 is hereby deleted in its entirety and the following is substituted in lieu thereof:

....continued on the attached additional page.

This form must be accompanied by appropriate fees.

Page 2 of 2
Revised: 1/1/2019

ARTICLE 8 is hereby deleted in its entirety and the following is substituted in lieu thereof:

Authorized Shares

The aggregate number of shares which the Corporation shall have the authority to issue is 200,000,000 shares of Common Stock, $0.00001 par value per share (the "**Common Stock**"), and 50,000,000 shares of Preferred Stock, $0.00001 par value per share (the "**Preferred Stock**").

All Common Stock of the Corporation shall be of the same class and shall have the same rights and preferences. The Corporation shall have authority to issue the shares of Preferred Stock in one or more series with such rights, preferences and designations as determined by the Board of Directors of the Corporation. Authority is hereby expressly granted to the Board of Directors from time to time to issue Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the Nevada Revised Statutes. Fully-paid stock of the Corporation shall not be liable to any further call or assessment.

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INVEST IN FUTURE CARDIA TODAY!

Voice of the Heart

We are a med-tech company made up of experienced personnel with over 200 years of combined expertise in cardiology and medical devices. We are currently underway with ...
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Invest Now



This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Future Cardia
Revolutionary Cardia
Monitoring Technolog

$849,384.32 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION

REASONS TO INVEST

- 200 years of combined expertise with multiple exits and two IPO
- $8M previously raised by notable angel investor group and equity crowdfunding
- A Stanford StartX company, a member of Johnson and Johnson's JLABS

Stanford StartXMed

Johnson&Johnson INNOVATION | JLABS

Invest Now
$2.95 Per Share

PREVIOUSLY CROWDFUNDED
$6,603,715

RAISED	INVESTORS
$849,384.32	565
MIN INVEST	**VALUATION**
$265.50	$40.11M

THE PITCH

We are Future Cardia (Oracle Health, Inc.) - Bringing you a tiny insertable cardiac monitor for a long-term heart failure monitoring solution to disrupt the $5B market and to set the stage for Connected Implants. Our approach is a simple 2-minute office procedure that brings simplicity, accuracy, high compliance for long-term monitoring, and existing insurance coverage. We are actively testing and manufacturing our products, and are part of programs like Stanford StartX and Johnson & Johnson JLabs. We are backed by strong investors like Sand Hill Angels, and have previously raised $8 million.

Since Our Last Raise



Sand Hill Angels

Sand Hill Angels, one of the biggest and most successful angel investors in the world, has invested

Sand Hill is especially successful across top tech companies and has made 718 investments with 67 exits

OVERVIEW

Cardiologists and Patients Deserve a Better Option

Patients and Cardiologists lack viable monitoring solutions for Heart Failure.

Future Cardia is designed to provide comprehensive long term data and analysis to doctors, Future Cardia also aims to build the largest collection of long-term cardiac data to improve the lives of patients.

- Detects early signs of Heart Failure problems before symptoms
- Pre-clinical testing with 26 heart failure patients
- Pre-clinical Lab Implants at Duke University
- World Renown physicians from Harvard, Stanford, The OSU, and Maastricht joined
- Using ECG and Heart Sounds as biomarkers for patients suffering from long-term cardiac diseases.

THE PROBLEM

Heart Failure Emergencies are a $40 Billion a Year Problem*

A lack of remote Heart Failure monitoring solutions makes it difficult for heart failure patients and healthcare providers to address emergencies. As a chronic disease, our patients and physicians are stuck between real emergencies and false alarms, resulting in referral to the Emergency Department and subsequent admission to the hospital, even if it is a false alarm.

**Source*



ECG
Heart Sounds (PCG)
Activity

6M
Patients
1.1M
Hospitalizations
$40B
Expenditure

Heart failure is a cardiac condition that often results in breathing problems and frequent hospitalizations. Heart Failure patients have weakened heart muscle. As the heart begins to fail, fluid slowly accumulates in the lungs, which can lead to sudden and severe breathing problems.

In the US alone, six million patients suffer from Heart Failure. Canada and Europe are facing the same problem. Because of the lack of a remote monitoring solution for Heart Failure, patients are referred to the ER and subsequently hospitalized, even if it is a false alarm.

Invasive heart procedure devices such as **CardioMems by Abbott** are the current standard. This device requires a sensor implant inside the heart or around the heart (Pulmonary Artery) in a cath lab procedure. Accurate, however, they are expensive, complex and are not the ideal solution for all patients.

Wearable monitors are ideal for short-term solutions, however, they suffer from low accuracy,

patient non-compliance, and limited data. Therefore, they have a limited use when it comes to long-term Heart Failure monitoring.

THE MARKET

$5 Billion Total Addressable Market Opportunity

Total addressable market
6M Heart Failure

Initially, Future Cardia will focus on the one million patients suffering from heart failure, who are in immediate need of remote monitoring solutions. Eventually, we hope to reach all six million Americans who suffer from heart failure.

THE SOLUTION

A Cardiac Monitor Using Remote Monitoring Technology and AI

Future Cardia is developing a tiny, insertable cardiac device to monitor Heart Failure and reduce unnecessary hospitalizations. The device utilizes multi-sensors, remote monitoring technology and cloud based Artificial Intelligence for long-term comprehensive cardiac monitoring.

This is a **simple 2-minute** office procedure that does not require a follow up, saving time for both patients and cardiologists. The device is inserted under the skin for improved accuracy, and does not require invasive surgery that other implanted devices do.



FUTURE CARDIA

FUTURE CARDIA



AI

**Product images are computer-generated demo versions of a product currently under development.*

**The Company's smart phone app is currently in beta development and not currently available for general use.*

By tracking trends in ECG and Heart Sounds readings, physicians can detect heart failure decompensation before the onset of symptoms. This gives them actionable data to steer the patient away from further complications.

Billions of data points for a comprehensive long term cardiac monitoring solution



Systole
Diastole
Electrical sensing
Vibrational sensing
Acoustic sensing
Simultaneous recording of ECG, dorso-ventral SCG and PCG signals.

Future Cardia is developing a compact cardiac device that is inserted subcutaneously (under the skin) in a two-minute office procedure. Once administered, each device yields **billions of data points**, allowing healthcare providers to compare trending changes over 2-3 years for continuous cardiac monitoring. As Future Cardia collects more data, the analysis will improve through the use of machine learning and AI using ECG and Heart Sounds as biomarkers for Cardiology.

Our product relies on three main features:

1. An ECG to record electrical activities of the heart
2. An acoustic sensor to listen to the heart and lung sounds,
3. And an Accelerometer to record activity.

Our device has high patient compliance over the long-term, because patients do not need to follow a complex process to monitor their cardiac health.
Recorded cardiac data is securely transmitted to a smartphone, then to a cloud-based Artificial Intelligence algorithm for analysis, which the cardiologist can then review and take action.

By analyzing electrical and physiological trends, Future Cardia detects subtle changes and early signs of cardiac decline even before symptoms appear. This allows clinicians to prioritize at-risk patients, implement therapeutic interventions, and prevent hospitalizations.

WHY INVEST

Short Regulatory Path with Existing Insurance Coverage of $7,600 / Device for Commercialization





$1,000

$5,300

$7,600

Cost to
Manufacture

Unit Retail
Price

Established
Reimbursement

Go to market & business model





2 states:
Texas, Florida

6
hospitals

20 HF & EP
Physicians

Future Cardia has a simple go-to-market plan. First, we will focus on two highest volume regions, Texas and Florida. We expect Texas and Florida to generate $5.5 million within two years of launch. Each unit will retail for $5,300/unit with an established reimbursement of $7,600 (insurance coverage). With this business model, we anticipate that our first 5K implants will generate $26M in revenue within approximately 4 years.

Second, we will obtain the most comprehensive, long-term cardiac data to date as biomarkers for cardiology. This will allow Future Cardia to venture into predictions for cardiac events, and human longevity study.

ABOUT

HEADQUARTERS
910 Woodbridge Court
Safety Harbor, FL 34695

WEBSITE
View Site ☑

We are a med-tech company made up of experienced personnel with over 200 years of combined expertise in cardiology and medical devices. We are currently underway with testing and manufacturing our insertable cardiac monitor device, and are backed by major investors, such as Sand Hill Angels. Future Cardia is currently in its pre-revenue stage of business development and focusing on R&D.

. . . .

TEAM



Jaeson Bang
CEO, Founder, Secretary, Treasurer, and
Director

Heart Failure Clinical, Technology and Business operations for the past 18 years with Medtronic and Silicon Valley Startups.

-Extensive background in sales and product development in implantable devices operations.

-Kellogg MBA





Lauren Ioslavits
Board Member

Lauren serves as a Board Member for Future Cardia.

Lauren is an entrepreneur and senior executive with over 25 years of experience delivering results. She is currently the CEO of Meel Corp., a producer and distributor of frozen foods to the retail, club and food service channels. Prior to Meel Corp., Lauren was the co-founder of Investran, the Private Equity industry's leading platform for fund administration and investor reporting. She was also part of the founding team of TM1 which, through a series of M&A transactions, is now the centerpiece of IBM's Planning and Analytics platform.



Randy Brase
VP of Manufacturing

-Over 30 years of medical device design and manufacturing expertise with Medtronic, Boston Scientific and ImThera





John Kruse
VP of R&D and Electrical
Engineer

-Over 40 years of medical device design, and R&D with Medtronic and Analog Devices



Lauren is a seed investor in investment technology platforms and serves as a strategic advisor and board member to several of them.



John Melquist
VP of Quality Assurance
-Over 40 years of expertise in QA with Medtronic and Allen Welch.



Dimitrios Georgakopoulos PhD
Scientific Advisor
Heart Failure and Cardiac Hemodynamics scientist at Startups and a NASDAQ company.

Held Chief Science Officer position at a NASDAQ company.

PhD from Johns Hopkins





Dr. Dan Burkhoff MD PhD
Medical Advisor
World renowned Physician Scientist with med tech startup and Heart Failure expertise.

Multiple exits.

Served at a VP at Heartware, which was acquired by Medtronic for $1.2B.





Dr. Kevin Heist MD PhD
Medical Advisor
Stanford MD PhD, currently at Harvard.

Cardiologist with his specialty in the field of Electrophysiology to treat Cardiac Arrhythmias.

Currently practicing at Mass General Hospital in Boston.





Anatoly Yakovlev PhD
Machine Learning Advisor
Stanford PhD with expertise in neuromodulations and AI.

Electrical Engineering and PhD from Stanford University.

Currently working on AI at a top software company in Silicon Valley.





Professor Frits Prinzen PhD
Scientific Advisor
World's foremost expert in Cardiac Mechanics and Hemodynamics scientist.

Architect of commonly used cardiac models and publisher of landmark research.





Dr. Toshi Okabe MD
Medical Advisor
Electrophysiology Cardiologist from Ohio State University.

Expertise in managing cardiac arrhythmia and cardiac ablations.





Dr. David Kraus MD
Medical Advisor
Heart Failure and Cardiac Transplant Physician.

Top clinical trialist in the US.



TERMS
Future Cardia

Overview

PRICE PER SHARE	VALUATION
$2.95	**$40.11M**
DEADLINE ⓘ	AMOUNT RAISED ⓘ
May 1, 2023	**$849,384.32**

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$265.50	**Equity**
MAX INVESTMENT ⓘ	ASSET TYPE
$4,999,999.25	**Common Stock**
MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
3,388	**Common Stock**
MAX NUMBER OF SHARES OFFERED	
1,694,915	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing  →

....

Offering Circular  →

....

Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 10% Bonus Shares

Previous Investors in Future Cardia will receive additional 10% bonus shares.

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Amount-Based:

$1,000+ | Tier 1

Receive 5% bonus shares.

$2,500+ | Tier 2

Receive 7% bonus shares.

$5,000+ |Tier 3

Receive 10% bonus shares.

$10,000+ | Tier 4

Receive 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Future Cardia, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.95 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $295. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

PRESS

Bloomberg
YCombinator Drop-Out, Future Cardia, Raises $5M to Challenge the Biggest MedTech Corporations in the World



View Article

Show More Press

ALL UPDATES

04.24.23

JOURNAL OF AMERICAN COLLEGE OF CARDIOLOGY





Dear StartEngine Investors,

It is an honor and a privilege to announce that our **Heart Failure data from DUKE University** was published today.

We are using **ECG and Heart Sounds as biomarkers** to monitor long term cardiac diseases using r**emote monitoring technology.**

JACC is a peer-reviewed medical journal covering all aspects of cardiovascular disease, including original clinical studies, translations investigations with clear clinical relevance, state-of-the-art papers, review articles and editorials interpreting and commenting on the research presented, published by the American College of Cardiology.

LINK to Future Cardia Publication on JACC

Thank you.
Jae B

04.20.23

FEATURED ON KINGSCROWD



Dear StartEngine Investors,

I would like to share a brief summary of KingsCrowd and its importance to Future Cardia and Equity crowdfunding in general.

KingsCrowd is comprised of a team of financiers, venture capitalists, technologists, founders and industry experts, whose mission is to democratize private market investing.

Team at Kingscrowd was kind enough to feature Future Cardia to their members. Please take a look at the summary of the featured article.

From Kingscrowd (April 17, 2023)

I met Future Cardia founder and CEO Jaeson Bang of for the first time in 2020. I was facilitating the admissions process of StartX, Standford's startup accelerator, when Jae was applying. I worked at StartX through four admissions processes until 2021, and I saw Jae go through the same dance every time. He would pass every single interview round, but at the end, judges would have doubts. I would organize an additional interview for them to get one last chance to decide whether to accept Jae, but he was never admitted. I didn't know much about medtech then, but I could see Jae's determination and positive attitude every time he applied. He was a passionate and committed founder.

After I joined KingsCrowd, I was pleasantly surprised to run across Future Cardia's StartEngine raise in 2022. By that time, Future Cardia had earned a **recommendation from First Stage Investor and a Deal to Watch rating on KingsCrowd.** When I spoke with Jae last year for a Founder Profile, he told me that the $3.4 million that Future Cardia raised in 2021 convinced StartX judges to accept him into their founder community. After that update, **I personally invested in Future Cardia**. When I invest in companies, I look for great founders with the passion and commitment that will help them handle the ups and downs of leading a startup. This is what I saw in Jae, so I took the opportunity to participate in Future Cardia's last round on StartEngine. Many others did the same. And it makes sense. Future Cardia created a precise heart monitor in a space with few competitors, and Jae managed to gather a team of very smart professionals to grow the company. Now Future Cardia is raising again on StartEngine. So I checked in with Jae to get an update on the company. How to Make It in Medtech Let's cover a bit of background to understand what investors should expect from Future Cardia.

Future Cardia didn't move as fast as Jae told me it would last year. He wanted to implant in patients in 2022 and receive FDA clearance by mid-2023. Future Cardia did implant in four patients at top universities, including Duke, but won't start its human trial until the tail end of 2023, which will make it impossible to receive FDA clearance within the next 12 months.

Jae explained that supply chain issues made progress slower. But Future Cardia is still in a good position as it has at least a year of runway in the bank.

The company is working on improving its product. On top of an electrocardiogram and heart sound monitor, it will include an oxygen sensor to measure patients' blood pressure. To do so, it will integrate a new battery that is 50% smaller than its current one, which will give it extra space on the monitor to include its oxygen sensor.

After its Croatian trial, Future Cardia should launch a larger 300-unit trial in a country that has cheap costs and U.S.-trained doctors, possibly in Europe or Latin America.

An Inflection Point for Investors

As with every medical device startup, the risks are high. The device could not work as planned, there could be manufacturing issues, the startup could run out of cash, or it could have difficulty receiving FDA clearance.

But as a previous investor, I still see the same determination and passion that Jae has for the startup he is building, and I'm satisfied with the company's current progress. Now it just needs a successful human trial.

Good investing,

~The End~

04.17.23

HUGE MILESTONE FOR FUTURE CARDIA



Dear StartEngine Investor Community,

We are finalizing our circuit board fabrication with the help from our partner at EI Microcircuits.

EI Micro is a worlds top PCBA company that supports **many implantable devices companies**. And we are so happy to have them in Minneapolis.

I cannot share too many images, as all of their projects at confidential and highly sensitive. As you can imagine, we do not want others to see our board design.

Next is to marry the board to the device, and that will happen in 1 month.

Thank you.
Jae B

04.06.23

Johnson and Johnson's JLABS and FUTURE CARDIA



Dear StartEngine Investors,

I would like to share with you a brief summary of Johnson and Johnson's JLABS and its importance to Future Cardia and medical devices startup ecosystem.

JLABS is one of the most important medical devices incubators that help startups with logistics and Johnson and Johnson's internal resources.

Future Cardia competed and earned a spot at JLABS back in 2020. This helped our valuation, opened many doors to investors, resulting in a **investment from the founder of Preventice (1.3B exit to Boston Scientific). That propelled us to YCombinator and Stanford StartX program.**

- $9.5 billion was secured by JLABS companies
- 5 IPOs, 8 Acquisitions, 71 Deals
- 20% of JLABS companies are led by female CEO
- Over 1260 Investor meetings
- Link to JLABS article

Thank you.

Jae B

Link to JLABS article

03.24.23

STANFORD STARTX AND FUTURE CARDIA



COMMUNITY STATS
10
UNICORN COMPANIES ACROSS 12 YEARS
5X
INDUSTRY AVG. FUNDING FOR FEMALE LED COMPANIES
1800+
STARTX FOUNDERS
70+
STANFORD UNIVERSITY PROFESSOR FOUNDERS
$8B
IN STARTUP FUNDING
$30B
COMBINED VALUATION
92%
SURVIVAL + ACQUISITION RATE
300+
SILICON VALLEY MENTORS

Dear StartEngine Investors,

I would like to share with you a brief summary of Stanford StartX and its importance to Future Cardia, and startup ecosystem.

This is from 2021 data:

- 10 Unicorns in 12 years
- $8B in startup funding
- $30B combined value
- 92% survival rate
- Link to the 2021 StartX post

Thank you.

Jae B

Link to the 2021 StartX post

03.23.23

HEART FAILURE CONGRESS IN BOSTON





Heart Failure Induction at Duke
THT



Dear StartEngine Investors,

I am proud to report that Heart Failure Congress was a huge success with Future Cardia representing to worlds top Cardiologists and medical technology investors.

This presentation was live streamed and recorded - I will be sure to share it with you.

And our manuscript will be published in Journal of American College of Cardiology (JACC) shortly.

Not bad for a scrappy startup!!!

Thank you.
Jae B

03.23.23

HEART FAILURE CONGRESS IN BOSTON



Dear StartEngine Investors,

Thank you for your support.

Because of your trust in me, I am able to move fast while being careful.

We are representing **your company** at Technology for Heart Failure Therapeutics (THT) in Boston.

Our presentation will be **live streamed** for all to see and it will be **published on Journal of American College of Cardiology.**

More to follow...

Jae B

03.21.23

CLASS 7 CLEANROOM PREP







Dear StartEngine Investors,

I would like to share with you the before and after pictures of the Class 7 Cleanroom.

What you are seeing is a testing procedure to check for sufficient negative air pressure in the room.

Thank you.
Jae B

03.20.23

NASA AND FUTURE CARDIA



Dear StartEngine Investors,

We are proud to announce that we finally obtained a crucial component what we call as "Feedthrough"

This tiny component connects the inner workings of our device to the outside world.

On one end, this feedthrough connects the battery to the internal components (PCBA).

And on the other end, it connects the PCBA to the antenna and sensing electrodes.

Extremely delicate glass that is manufactured specifically for us by a aerospace manufacturer.

Thank you.

Jae B

03.14.23

CLASS 7 CLEANROOM



Dear StartEngine Investors,

Reporting from our manufacturing facility in Minneapolis.

This is a Class 7 Clean room (similar to chip making) manufacturing facility that is required to build an implantable bioelectric devices.

Benefits of working with Contract manufacturers:

1. Highly specialized expertise.

2. Specialized equipment use only when we need it.

3. No big investment needed - Machineries, building...etc

4. Efficient.

Downside of working with a Contract manufacturer:

1. Expensive.

2. Other projects and priorities that may conflict with our timeline.

Thank you.

Jae B

Show More Updates

 **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Future Cardia.

$265

EARN 10% BONUS SHARES

Earn 10% bonus shares in this investment and all eligible investments for an entire year. If you are not already an Owners bonus holder, you can join now, for $275, billed annually.

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$1,000

TIER 1
Receive 5% bonus shares.

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$1,500

TIER 2
Receive 7% bonus shares.

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$5,000

TIER 3
Receive 10% bonus shares.

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$10,000

TIER 4
Receive 15% bonus shares.

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JOIN THE DISCUSSION

SV

What's on your mind?

0/2500

Post

NS

Nicolas Suarez   1 INVESTMENTS
16 hours ago

Can you summarize the next ~3y of projected timeline of regulatory approvals + any trials and when ultimate commercialization is ...
Show more

 2    0   

JB

Jaeson Bang
Future Cardia • 4 hours ago

Hi Nicolas,
oh... Almost all implantable electronics are Class III, but we are ...
Show more

 0   

View 1 more reply

JC

John Choi 5 INVESTMENTS
2 days ago

Hello, i made an investment in March 2023 and received the 20% "Friends and Family" bonus (time-based) and an additional 10% ...
Show more

3 0

JB

Jaeson Bang
Future Cardia • 7 hours ago

Hi John,
I believe the SE contacted you directly to answer your questions. ...
Show more

0

View 2 more replies

JB

Jaeson Bang
Future Cardia • 21 days ago

Hello William and Jeff,
Future Cardia, Medtronic and Boston Scientific are all focusing on a lo...
Show more

1 0

JB

Jaeson Bang
Future Cardia • 21 days ago

Hello William and Jeff,
Future Cardia, Medtronic and Boston Scientific are all focusing on...
Show more

0

WK

William Kouchis
a month ago

A little research shows they are behind in technology
https://www.medtronic.com/us-en/healthcare-...
Show more

2 0

JB

Jaeson Bang
Future Cardia • 21 days ago

Hello William and Jeff,
Future Cardia, Medtronic and Boston Scientific are all focusing on...
Show more

1

View 1 more reply

RS

Ryan Sims 1 INVESTMENTS
2 months ago

Does Future Cardia have any exposure to the failure of Silicon Valley Bank?

1 0

JB

Jaeson Bang
Future Cardia • 2 months ago

Hi Ryan,
No, we do not have any exposure to SVB problem. ...
Show more

0

LF

Loretta Foy
2 months ago

Jaeson: I initially invested in your company through Microventures on 1/7/2020. I do not see that on your investors list for initial crowd ...

Show more

💬 1   ↑ 2   🚩

JB

Jaeson Bang ✓
Future Cardia • 2 months ago

Hello Loretta,
Thank you for your early investments in us. We would not be here...
Show more

↑ 4   🚩

KG

Kirk Grant
2 months ago

How does this differ from the Boston scientific LUX-Dx Insertable
Cardiac Monitor (ICM)?

💬 3   ↑ 2   🚩

JB

Jaeson Bang ✓
Future Cardia • 2 months ago

Hi Kirt,
Yes, we are on schedule to implant in human patients in Q3 or Q4...
Show more

↑ 0   🚩

View 2 more replies

TP

Titus Polichnia `14 INVESTMENTS`
2 months ago

Are there any big challenges or hurdles that need to be crossed before
human implementation?

💬 1   ↑ 0   🚩

JB

Jaeson Bang ✓
Future Cardia • 2 months ago

Hello Titus,
Regulatory process of design and building implantable bioelectri...
Show more

↑ 0   🚩

JR

John Rozzo `1 INVESTMENTS`
2 months ago

What specific "Heart Failure problems" are being monitored? That is,
what cardiological conditions & events does the device measure, and ...
Show more

💬 1   ↑ 0   🚩

JB

Jaeson Bang ✓
Future Cardia • 2 months ago

Thank you for your question John.
Heart Failure is a chronic condition... So, as an industry, the ...
Show more

↑ 0   🚩

jr

john richardson `1 INVESTMENTS`
2 months ago

Three times I have tried to invest, and each time I must confirm my e-
mail. How? I've clicked everything on the page.

💬 1   ↑ 0   🚩

JB

Jaeson Bang ✓
Future Cardia • 2 months ago

Hi John, Thank you for your call.
I will get SE to fix it. ...
Show more

↑ 0   🚩

Show More Comments

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